Exhibit 99.7

CONSENT OF EDWIN GUTIERREZ

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Edwin Gutierrez, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated effective August 31, 2016, as amended January 30, 2017 (the “Caylloma Report”), evaluating the Caylloma Property of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico” dated effective August 20, 2016, as amended January 30, 2017 (the “San Jose Report”), evaluating the San Jose Property of the Company, the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017, evaluating the Lindero Property of the Company (together with the Caylloma Report and the San Jose Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2017 filed with the United States Securities and Exchange Commission; and

2.	the use of my name, Edwin Gutierrez, and reference to my name, and the technical information relating to the updated Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves for the Caylloma Mine, the San Jose Mine and the Lindero Property contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2017 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2017 filed with the United States Securities and Exchange Commission.

Dated: April 2, 2018

“Edwin Gutierrez”
Edwin Gutierrez,
Registered Member of the Society for Mining, Metallurgy and Exploration, Inc.